UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2011

Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

Suite 1225 – 888 Dunsmuir Street, Vancouver, British Columbia  V6C 3K4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Replicel Life Sciences Inc. (the “Company”)
(formerly Newcastle Resources Ltd.)
Suite 1225 – 888 Dunsmuir Street
Vancouver, BC V6C 3K4

Item 2.	Date of Material Change

June 22, 2011 and July 1, 2011

Item 3.	News Release

 News Release dated July 1, 2011 was disseminated via Marketwire on July 1, 2011.

Item 4.	Summary of Material Change

The Company announced that it filed a continuation application with the Province of British Columbia and, effective June 22, 2011, redomiciled from the Province of Ontario to the Province of British Columbia under the new name of “RepliCel Life Sciences Inc.”.  The Financial Industry Regulatory Authority (FINRA) approved the name change and redomicile and, effective July 1, 2011, the Company’s stock began trading under the symbol “REPCF”.

Item 5.	Full Description of Material Change

5.1         Full Description of Material Change

See attached news release.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall
President and Director
604.684.4312

Item 9.	Date of Report

          July 12, 2011

RepliCel Redomiciles to British Columbia and Finalizes Name and Stock Symbol Change

VANCOUVER, BC – July 1, 2011 - RepliCel Life Sciences (OTCBB: REPCF) is pleased to announce that, on June 22, 2011, it filed a continuation application with the Province of British Columbia and, effective on such date, redomiciled from the Province of Ontario to the Province of British Columbia under the new name of “RepliCel Life Sciences Inc.”. The Financial Industry Regulatory Authority (FINRA) has approved the name change and redomicile and, effective July 1, 2011, the Company’s stock will begin trading under the symbol “REPCF”.

The name and symbol change is the final step in a series of corporate changes to the business focus of the Company in the area of autologous cell therapy. The first medical condition being pursued in clinical human trials is hair cell replication and hair regeneration through the development and delivery of a safe, natural, minimally invasive surgical procedure.

About RepliCel Life Sciences

The Company has developed RepliCel™, a natural hair cell replication technology that has the potential to become the world’s first, minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. RepliCel™ is based on autologous cell implantation technology that replicates a patient’s hair cells from their own healthy hair follicles and, when reintroduced into areas of hair loss, the Company hopes to initiate natural hair regeneration. Patents for the technology have been issued by the European Union and Australia and are pending in other major international jurisdictions. The RepliCel™ procedure has been developed over the past nine years by the Company’s recognized research scientists and medical experts – specialists in the fields of hair growth, hair biology and dermatology. Additional information on RepliCel is available at www.replicel.com.

Contact:

Tammey George, Director of Communications
Telephone: 604‐248‐8730
tg@replicel.com

Notice Regarding Forward Looking Statements

This press release contains projections and forward‐looking statements, as that term is defined under applicable securities laws. Statements in this press release, which are not purely historical, are forward‐looking statements and can include, without limitation, statements based on current expectations involving a number of risks and uncertainties which are not guarantees of future performance of the Company such as the statement that the RepliCelTM hair cell replication technology has the potential to become the world’s first minimally invasive solution for androgenetic alopecia (pattern baldness) and general hair loss in men and women. These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward‐looking information, including: negative results from the Company’s clinical trials, including that the Company’s hair cell replication technology may not work as planned or may not be effective at causing the re‐growth of hair follicles or the rejuvenation of damaged, miniaturized follicles; the effects of government regulation on the Company’s business; the viability and marketability of the Company’s hair cell replication technology; the Company’s failure to successfully implement its marketing plan; the development of superior technology by the Company’s competitors; the failure of consumers and the medical community to accept the Company’s technology as safe and effective; risks associated with the Company’s ability to obtain and protect rights to our intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward‐looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward‐looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward‐looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward‐looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20‐F for the fiscal year ended December 31, 2010 and other periodic reports filed from time‐to‐time with the Securities and Exchange Commission on EDGAR at www.sec.gov and with the Canadian Securities Commissions on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ David Hall
David Hall, President
Date:  July 12, 2011